39th Annual JP Morgan Healthcare Conference January 13, 2021 Filed by: NantKwest, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: NantKwest, Inc. Commission File No.: 001-37507 The following slides relate to the proposed transaction between NantKwest, Inc. and ImmunityBio, Inc. and were presented at the 39th Annual JP Morgan Healthcare Conference on January 13, 2021.

This presentation contains forward-looking statements relating to the proposed transaction involving NantKwest, Inc. (“NantKwest”) and ImmunityBio, Inc. (“ImmunityBio”), including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction and statements relating to NantKwest and ImmunityBio’s future success in improving the treatment of various diseases and illnesses, including, but not limited to COVID-19 and cancer. Statements in this communication that are not statements of historical fact are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are usually identified by the use of words such as “anticipates,” “believes,” “continues”, “could”, “estimates,” “expects,” “intends,” “may,” “plans,” “potential”, “predicts”, “projects,” “seeks,” “should,” “will,” and variations of such words or similar expressions. These forward-looking statements are neither forecasts, promises nor guarantees, and are based on the current beliefs of NantKwest’s management and ImmunityBio’s management as well as assumptions made by and information currently available to NantKwest and ImmunityBio. Such statements reflect the current views of NantKwest and ImmunityBio with respect to future events and are subject to known and unknown risks, including business, regulatory, economic and competitive risks, uncertainties, contingencies and assumptions about NantKwest and ImmunityBio, including, without limitation, (i) inability to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, (ii) uncertainty as to the timing of completion of the proposed transaction, (iii) potential adverse effects or changes to relationships with employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction, (iv) the outcome of any legal proceedings that may be instituted against the parties and others related to the potential transaction between NantKwest and ImmunityBio, (v) possible disruptions from the proposed transaction that could harm NantKwest’s or ImmunityBio’s respective business, including current plans and operations, (vi) unexpected costs, charges or expenses resulting from the proposed transaction, (vii) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction, including the possibility that the expected synergies and value creation from the proposed transaction will not be realized or will not be realized within the expected time period, (viii) the ability of each of NantKwest or ImmunityBio to continue its planned preclinical and clinical development of its respective development programs, and the timing and success of any such continued preclinical and clinical development and planned regulatory submissions, (ix) inability to retain and hire key personnel, and (x) the unknown future impact of the COVID-19 pandemic delay on certain clinical trial milestones and/or NantKwest’s or ImmunityBio’s operations or operating expenses. More details about these and other risks that may impact NantKwest’s business are described under the heading “Risk Factors” in NantKwest’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) and in subsequent filings made by NantKwest with the SEC, which are available on the SEC’s website at www.sec.gov. NantKwest and ImmunityBio caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. NantKwest and ImmunityBio do not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law. No representation is made as to the safety or effectiveness of these product candidates for the therapeutic use for which such product candidates are being studied. Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and NantKwest’s and ImmunityBio’s own internal estimates and research. While NantKwest and ImmunityBio believe these third-party sources to be reliable as of the date of this communication, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this communication involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while NantKwest and ImmunityBio each believes its own internal research is reliable, such research has not verified by any independent source.   No Offer or Solicitation This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.   Additional Information and Where to Find It In connection with the proposed transaction, NantKwest intends to file a registration statement on Form S-4 with the SEC, which will include a prospectus and joint proxy / solicitation statement of NantKwest and ImmunityBio (the “solicitation statement/prospectus”). NantKwest may also file other documents regarding the proposed transaction with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is not intended to be, and is not, a substitute for such filings or for any other document that NantKwest may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND SOLICITATION STATEMENT / PROSPECTUS, WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and solicitation statement/prospectus and other documents filed with the SEC by NantKwest through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC on NantKwest’s website at www.ir.nantkwest.com.   Participants in the Solicitation NantKwest and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of NantKwest in connection with the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of NantKwest in NantKwest’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020, as well as its other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the registration statement, solicitation statement / prospectus and other relevant materials to be filed with the SEC by NantKwest regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC will also be available free of charge from NantKwest using the sources indicated above. Forward-Looking Statements

Transaction Details & Next Steps

Key Transaction Terms	• Exchange ratio of **0.819** shares of NantKwest for every share of ImmunityBio • On a fully diluted basis, IB shareholders will own **~72%** and NK shareholders will own **~28%** of the combined company.
Consideration Mix	• 100% stock-for-stock merger
Timing / Approvals	• Subject to customary closing conditions, including approval by a majority of unaffiliated shareholders of NK. • Expected to close in 1H 2021 • SEC clearance of S-4 registration statement • Until the closing of the transaction, NK will continue to operate as a separate and independent company.

Immunotherapy Portfolio | Pipeline | Clinical Updates | **Closing**

NantKwest, Inc. & ImmunityBio, Inc. – Presented at 39th Annual JP Morgan Healthcare Conference – January 13, 2021

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An immunotherapy leader focused on treating cancer and infectious diseases by orchestrating the innate (NK) and adaptive (T cell) immune system Combined Immunotherapy Platforms Better Positioned to Treat Patients Immunotherapy Portfolio Pipeline Clinical Updates Closing 13 first-in-human molecules in clinical trials 11 in Phase 2 to 3 development Strong global intellectual property portfolio of over 400 issued and pending worldwide patent applications with patent life extending to 2035 and beyond GMP large scale manufacturing capacity Breakthrough Designation of lead fusion protein MergeCo Late-Stage Pipeline in NK Cell Therapy & Fusion Proteins Proprietary Natural Killer (NK) cell platforms spanning off-the-shelf NK-92 cell line & autologous & allogeneic stem cell products Phase 2 clinical trials Proprietary manufacturing processes and GMP large scale facilities NASDAQ: NK Broad range immunotherapy products spanning antibody fusion proteins, immune-modulators and adenovirus platforms Phase 2 / 3 stage Breakthrough Designation Deep pipeline spanning infectious disease and oncology Privately Held Proposed NASDAQ: IBRX +